VASOMEDICAL, INC.
180 Linden Avenue
Westbury, New York  11590

August 27, 2010

Mr. Kevin L. Vaughn
Accounting Branch Chief
United States Securities and Exchange Commission
Mail Stop 3030
Washington, DC 20549

Re:           Vasomedical, Inc.
Form 10-K for the year ended May 31, 2009
Forms 10-Q for the quarters ended August 31, 2009,
November 30, 2009 and February 28, 2010
File No. 0-18105

Dear Mr. Vaughn:

We are in receipt of your letter of July 20, 2010 regarding our Form 10-K for the year ended May 31, 2009 and our Forms 10-Q for the quarters ended August 31, 2009, November 30, 2009 and February 28, 2010.

We have addressed your comment in response to the numbered comment in your July 20, 2010 letter.

Form 10-Q for the quarter ended February 28, 2010

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 12

Gross Profit, page 20

1.
Our July 8, 2010 letter may not have been clear; allow me attempt to be clearer and confirm matters that were covered in the July 23, 2010 conference call.  It is not true that in past years we “…recorded a charge to the income statement for the full original value of the inventory rather than the new cost basis created at the time of the inventory write-down.”  This will confirm to you that when inventory that had been reduced to lower of cost or market was relieved to cost of goods sold in prior years, the related inventory allowance was also relieved to reduce the write down to market for those goods.  However, because of the nature of the procedures employed at that time, the inventory allowance continued to be maintained on a conservative basis.  This reflected management’s judgment at the time about product changes, component changes and likely changes, outsourcing vs. manufacturing and product life cycle matters.  Many of these factors are less of an issue today.  As such, certain inventory allowances built up over prior years would appear to no longer be necessary based on (a) more certainty on product and production matters, (b) more efficient inventory levels and (c) improved procedures over the documentation of the needs of the allowance. This reflects a change in managements estimate and judgment based on changed conditions.

2.
As we review ASC 250 with respect to accounting changes that result from revision of estimates, we have come to believe that the correct means to address the inventory valuation allowance is to credit amounts no longer needed to cost of goods sold as the related inventory, previously written down, is sold.  This is different than the “cumulative catch up” adjustment that was recorded in the three months ended February 28, 2010.  In order to determine whether there is a material difference between this method and what was recorded, we

a.	Examined our records to determine when the valuation account excesses were identified and by what amounts
b.	Determined which items within the inventory are affected and
c.	Tracked the movement of those affected items out of inventory.

What we found was that the amount credited to cost of goods sold in the quarter ended February 28, 2010 aggregating approximately $96,000 relates primarily to two items (as outlined in our correspondence of June 8, 2010) certain power supplies and certain consoles.  There was no material movement of these inventory items either in the three months ended February 28, 2010 or subsequently through May 31, 2010.  Therefore, we have concluded that no amount should have been included as a credit to cost of goods sold at February 28, 2010 and such financial statements should be restated accordingly.   We have filed today our amended 10-Q for the three and nine months ended February 28, 2010 which incorporates this change. We have also made reference in the Management’s Discussion and Analysis of Financial Position of this amount and that it will likely have an effect of cost of goods in future quarters.

There was a smaller adjustment ($35,000) to inventory allowance made in the quarter ended August 31, 2009.  Our examination of that item revealed that it had been identified at May 31, 2009 and related to the overall inventory and not any specific items.  When we look at the “turn around” of that amount through the sale of overall inventory, nearly half of the adjustment had “turned around” in the quarter ended August 31, 2009.  We have concluded that the remaining amount is not material on the basis of the trend of earnings, the significance to annual amounts (none), the degree of precision involved in this item ( a judgment item), and its lack of any impact to covenants or management compensation or any other qualitative item of materiality.

3.	With respect to point 3 in your July 20, 2010 letter, I believe that our response to item 1 above addresses that point.

The Company acknowledges that:

-	the Company is responsible for the adequacy and accuracy of the disclosures in our filings;
-	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filings; and
-	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, please do not hesitate to contact me.

Sincerely,
VASOMEDICAL INC.

/s/ Jun Ma
Jun Ma
Chief Executive Officer